Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy Inc.
Commission File No.: 001-02199
The communication filed herewith is a written communication sent by Bronco Drilling Company, Inc. to its employees on January 24, 2008 in connection with the execution of the Agreement and Plan of Merger, dated January 23, 2008, by and among Allis-Chalmers Energy Inc., Bronco Drilling Company, Inc. and Elway Merger Sub, Inc.
To All of My Fellow Employees:
As you know, Bronco Drilling Company, Inc. has been the fastest growing drilling company in the United States since becoming publicly traded in August of 2005. As we look toward the future we want to continue to expand our scope and influence on the industry. With that in mind, I am very happy to announce that Bronco Drilling has signed a merger agreement with Allis-Chalmers Energy, Inc. which will combine the two companies.
Allis Chalmers Energy, Inc., a publicly-traded company (ALY) on the New York Stock Exchange, is a Houston based multi-faceted oilfield services company. They provide services and equipment to oil and natural gas exploration and production companies, domestically in Texas, Louisiana, New Mexico, Colorado, Oklahoma, Mississippi, Utah, Wyoming, Arkansas, Alabama, West Virginia, offshore in the Gulf of Mexico, and internationally primarily in Argentina and Mexico. Allis-Chalmers does not have a drilling division in the United States, thus Bronco will become the drilling arm of the combined companies.
I see this merger as a wonderful opportunity for Bronco employees to further their careers. I do not believe that this merger will interfere with Bronco employees everyday responsibilities and it is important to know that lines of reporting will remain the same as will Bronco Drilling’s name and logo. Believe me when I say that the Company recognizes that its people are its greatest assets. You are appreciated, valued and needed to continue Bronco’s future success.
Regards,
Frank Harrison
Chairman and Chief Executive Officer
Important Information
THIS COMMUNICATION IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS ENERGY, INC. AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
In connection with the proposed transaction, Allis-Chalmers and Bronco Drilling will file a joint proxy statement/prospectus and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.

The documents filed with the SEC by Bronco Drilling may be obtained free of charge from Bronco Drilling’s website at www.broncodrill.com or by calling Bronco Drilling’s Investor Relations department at (405) 242-4444.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers and Bronco Drilling and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco Drilling and their ownership of Bronco Drilling common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger when it becomes available.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding the benefits of the acquisition of Bronco Drilling by Allis-Chalmers, including future financial and operating results, prospects for the combined company, and the combined company’s plans, objectives and intentions. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this communication.
Although forward-looking statements in this communication reflect the good faith judgment of management, such statements can only be based on facts and factors currently known to management. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which the companies operate, competition, obsolescence of products and services, the ability to obtain financing to support operations, environmental and other casualty risks, and the effect of government regulation. Further information about the risks and uncertainties that may affect Allis-Chalmers and Bronco Drilling are set forth in their most recent respective filings on Form 10-K (including without limitation in the “Risk Factors” section) and in other SEC filings and publicly available documents. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Bronco Drilling does not undertake any obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this communication.